UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38657

LAIX Inc.

3/F, Building B, No. 1687 Changyang Road, Yangpu District

Shanghai, 200090

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LAIX Inc. Adopted an Amended and Restated 2018 Share Incentive Plan

LAIX Inc. (“LAIX” or the “Company”) adopted an Amended and Restated 2018 Share Incentive Plan (the “A&R 2018 Plan”), as approved and authorized by the board of directors of the Company on September 8, 2020. The A&R 2018 Plan amends and restates the previously adopted 2018 Share Incentive Plan (the “Original 2018 Plan”) of the Company in its entirety and assumes all awards granted under the Original 2018 Plan.

The Company may grant options, restricted shares, restricted share units and other types of awards pursuant to the A&R 2018 Plan. Under the A&R 2018 Plan, the maximum aggregate number of shares of the Company available for grant of awards is initially 4,860,412 Class A ordinary shares, plus an annual increase on the first day of each fiscal year of the Company during the term of the A&R 2018 Plan commencing with the fiscal year beginning January 1, 2021, by (i) an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year, or (ii) such number of shares as may be determined by the board of directors of the Company. The A&R 2018 Plan will expire upon the tenth anniversary of July 31, 2018, which is the effective date of the Original 2018 Plan.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amended and Restated 2018 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAIX Inc.

By:	/s/ Bing Sun
Name:	Bing Sun
Title:	Chief Financial Officer

Date: September 8, 2020